QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Exhibition Hall, North Building of the Calgary TELUS Convention Centre, 136 – 8th Avenue SE, Calgary, Alberta, Canada, on May 7, 2014 at 11:00 a.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2013 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to confirm By-Law No. 2;

5.
to reconfirm the Shareholder Rights Plan;

6.
to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation, as described in the Management Proxy Circular accompanying this Notice of Meeting;

7.
to vote on a shareholder proposal submitted to the Company; and

8.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

YOUR VOTE IS IMPORTANT. Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Mountain Daylight Time) on May 5, 2014, or two business days preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them. Late proxies may be accepted or rejected by the Chairman of the Meeting at his sole discretion; the Chairman of the Meeting is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

DATED at Calgary, Alberta, this 3rd day of March, 2014.

BY ORDER OF THE BOARD

C. Tamiko Ohta
Vice President, Legal and Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Kingsdale Shareholder Services toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

QuickLinks

  Exhibit 99.1